UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 001-36474

Zhaopin Limited

5/F, Shoukai Square

No. 10 Furong Street, Wangjing

Chaoyang District, Beijing 100101

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhaopin Limited

By:	/s/ James Jianmin Guo
Name:	James Jianmin Guo
Title:	Chief Financial Officer

Date: January 27, 2015

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.2 – Notice of Change of Venue of Annual General Meeting

Exhibit 99.1

Zhaopin Limited Announces Change of Venue for Annual General Meeting on February 9, 2015

BEIJING, Jan. 23, 2015 /PRNewswire/ — Zhaopin Limited (NYSE: ZPIN) (“Zhaopin” or the “Company”), a leading career platform in China, today announced a change in venue for its upcoming annual general meeting scheduled to be held on February 9, 2015. The location of the meeting has been changed from:

One Raffles Quay

#50-01 North Tower

Singapore

to:

The Langham Hotel

The Meeting Centre (Lobby/F)

8 Peking Road, Tsim Sha Tsui

Kowloon

Hong Kong

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career-focused website in China as measured by average daily unique visitors in each month of 2013 and up to and including September 2014. Zhaopin is the second largest online recruitment services provider as measured by revenues in 2013 and up to and including September 2014. The Company’s over 92.4 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2014, approximately 18.1 million job postings[1] were placed on Zhaopin’s platform by 335,168 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

[1]	We calculate the number of job postings during a specified period by counting the number of job postings newly placed by customers during such period. Job postings that were placed prior to such specified period, even if available during such period, are not counted in the number of job postings for the specified period. Any particular job posting placed on our website may include more than one job opening or position.

For further information, please contact:

Zhaopin Limited

Ms. Jessica Ye

Executive Vice President

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

SOURCE Zhaopin Limited

Exhibit 99.2

Zhaopin Limited

(the “Company”)

Annual General Meeting Change of Venue

The Company announces a change of venue for its upcoming Annual General Meeting of the Company.

The new venue is noted below:

The Langham Hotel

The Meeting Centre (Lobby/F)

8 Peking Road, Tsim Sha Tsui

Kowloon

Hong Kong

By order of the Board

/s/ Evan Guo
Director
Dated: 23 January 2015

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands